BRF S.A.

PUBLICLY-HELD COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2s

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general the expiration and final results of an offer to purchase for cash of the outstanding 4.875% Senior Notes due 2030 issue by BRF (“Notes” and “Tender Offer”, respectively), according to the announcement to the market published on June 2, 2021.

The Offer expired at 11:59 p.m. (New York City time) on June 29, 2020 (“Expiration Date”). Accordingly, Notes that have been validly tendered and not validly withdrawn on or prior to the Expiration Date may not be withdrawn or such tenders revoked, except as required by applicable law.

The Tender Offer was made upon the terms and subject to the conditions set forth in the offer to purchase dated June 2, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”) for the consideration indicated and described in the Offer to Purchase. The Tender Offer is not contingent upon the tender of any minimum principal amount of Notes, but BRF’s obligation to complete the Tender Offer was conditioned on the total purchase price not exceeding one hundred and eighty million U.S. dollars (US$180,000,000.00), including any applicable Tender Consideration and Early Tender Premium, but excluding the aggregate amount of Accrued Interest.

Completion of the Tender Offer was conditioned on the satisfaction or waiver of certain conditions described in the Offer to Purchase.

This Announcement does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer was made only by and pursuant to the terms of the Offer to Purchase, and the information in this Announcement is qualified by reference to the Offer to Purchase. None of BRF, the dealer managers or the information agent and tender agent made any recommendation as to whether holders of Notes should tender their Notes pursuant to the Tender Offer.

The Tender Offer was not, and will not be, subject to registration with the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários). The Tender Offer was not effected in Brazil, except in circumstances that did not constitute an unauthorized public offering according to Brazilian laws and regulations.

São Paulo, June 30, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.